

07007539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corby Capital Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 600
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tina Newman 617 406 0209
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunn & Hoban, P.C.
(Name – *if individual, state last, first, middle name*)

1179 High Street (Address) Westwood (City) MA (State) 02090 (Zip Code)

PROCESSED
MAY 2 3 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 4 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tina Newman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corby Capital Markets, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Corby Asset Management LLC



Signature

CFO

Title



Notary Public



JEFFREY KENDZIOR
Notary Public
Commonwealth of Massachusetts
My Commission Expires June 28, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORBY CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2006 AND 2005

CORBY CAPITAL MARKETS, INC.

DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA, PFS

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Directors of
Corby Capital Markets, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial conditions of Corby Capital Markets, Inc. (the Company) as of December 31, 2006 and December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended that you are filing pursuant to rule 71a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby Capital Markets, Inc. as of December 31, 2006 and December 31, 2005, and the results of its operations and cash flows for the years then ended in conformity with principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dunn + Hoban, P.C.

Certified Public Accountants
Westwood, Massachusetts
March 21, 2007

CORBY CAPITAL MARKETS, INC.
Balance Sheet
December 31, 2006 and 2005

		2006	2005
Assets			
Current Assets:			
Cash	$	18,099	27,345
Dividends and interest receivable		43,025	43,406
Investment securities (Note 1 and 2)		5,166,882	5,527,797
Prepaid expenses		58,485	116,229
Prepaid taxes		132,596	371,499
Due from Corby Asset Management (Note 12)		160,000	-
Total current assets		5,579,087	6,086,276
Property and equipment, net (Note 3)		41,701	87,524
Other assets:			
Deferred income taxes (Note 5)		9,304	10,507
Deposits		50,000	82,602
Total Assets:	$	5,680,092	6,266,909
Liabilities and Shareholders' Equity			
Current liabilities:			
Payable to clearing organization	$	4,147,395	4,164,055
Accounts payable		23,811	34,027
Accrued expenses and other liabilities		17,500	64,177
Total current liabilities		4,188,706	4,262,259
Shareholders' equity:			
Common stock (Note 10)		9,601	9,601
Preferred stock, $1.00 par value, 330,221 shares issued and outstanding		330,221	330,221
Additional paid-in capital		983,950	983,950
Retained earnings		465,814	912,078
Treasury stock, 155,000 shares in 2005, at cost		(298,200)	(231,200)
Total shareholders' equity		1,491,386	2,004,650
Total liabilities and shareholders' equity:	$	5,680,092	6,266,909

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.

Statement of Income

For the Years Ended December 31, 2006 and 2005

		2006	2005
Revenues:			
Commissions	$	129,888	66,198
Principal transactions		2,937,387	3,399,630
Investment advisory fees		-	106,966
Interest and dividends		220,806	253,080
Total revenue		3,288,081	3,825,874
Expenses:			
Employee compensation		1,637,876	2,219,432
Floor brokerage, exchange and clearing loss		568,856	449,368
Communications and data processing		276,034	248,776
Interest		182,505	313,463
Other expenses		1,060,576	880,255
Total expenses		3,725,847	4,111,294
Income (loss) before income taxes		(437,766)	(285,420)
Loss on disposal of assets		(14,313)	-
Income tax benefit (expense) (Note 5)		28,930	133,064
Net income (loss)	$	(423,149)	(152,356)

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statement of Cash Flows
For the Years Ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income (loss)	$	(423,149)	(152,356)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization		30,511	29,147
Prior period adjustment		-	145,243
Loss on disposal of assets		14,313	-
Changes in operating assets and liabilities:			
(Increase) decrease in securities owned		360,915	1,789,324
(Increase) decrease in dividend and interest receivable		381	39,827
(Increase) decrease in prepaid expenses		57,744	(64,618)
(Increase) decrease in prepaid taxes		238,903	(346,593)
(Increase) decrease in deferred taxes		1,203	(8,995)
(Increase) decrease in due from related party		(160,000)	-
(Increase) decrease in other assets		32,602	(7,155)
Increase (decrease) in payable to clearing organizations		(16,660)	(1,352,830)
Increase (decrease) in other liabilities		(56,893)	15,243
Net cash provided by (used in) operating activities		79,870	86,237
Cash flows from investing activities:			
Proceeds from sale of assets		2,865	-
Acquisition of property and equipment		(1,866)	(79,555)
Net cash (used in) investing activities		999	(79,555)
Cash flows from financing activities:			
Proceeds from issuance of stock		-	26,750
Dividends paid		(23,115)	(23,115)
Repurchase of treasury stock		(67,000)	(63,700)
Net cash provided by (used in) financing activities		(90,115)	(60,065)
Net increase (decrease) in cash and cash equivalents		(9,246)	(53,383)
Cash and cash equivalents (beginning of year)		27,345	80,728
Cash and cash equivalents, end of year	$	18,099	27,345
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest		182,505	312,450
Taxes	$	-	98,460

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statement of Changes in Shareholder's Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock	Preferred Stock	Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance at December 31, 2004	9,251	330,221	957,550	(167,500)	942,306	2,071,828
Repurchase of treasury stock				(63,700)		(63,700)
Issuance of capital stock	350		26,400			26,750
Payment of dividends					(23,115)	(23,115)
Prior period adjustment (Note 11)					145,243	145,243
Net income (loss)					(152,356)	(152,356)
Balance at December 31, 2005	$ 9,601	$ 330,221	$ 983,950	$ (231,200)	$ 912,078	$ 2,004,650
Repurchase of treasure stock				(67,000)		(67,000)
Payment of dividends					(23,115)	(23,115)
Net income (loss)					(423,149)	(423,149)
Balance at December 31, 2006	9,601	330,221	983,950	(298,200)	465,814	1,491,386

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 – Summary of Significant Accounting Policies

Business Activity

Corby Capital Markets, Inc., a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts. The Company is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment is calculated by the double declining balance method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $10,544 and $40,315 for the years ended December 31, 2006 and December 31, 2005, respectively.

Customer Accounts

The Company's customer accounts are carried on the books of National Financial Services Corporation (NFSC), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2006 and 2005

Note 2 – Investment Securities

Original cost and market values of debt and equity securities at December 31, 2006 are as follows:

	Cost	2006 Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 2,930,905	$ 2,926,796	$ (4,109)
Equity	2,240,086	2,240,086	–
Total	$ 5,170,991	$ 5,166,882	$ (4,109)

Original cost and market values of debt and equity securities at December 31, 2005 are as follows:

	Cost	2005 Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 3,202,892	$ 3,214,167	$ 11,275
Equity	2,313,630	2,313,630	–
Total	$5,516,522	$ 5,527,797	$ 11,275

Note 3 – Property and Equipment

At December 31, 2006, property and equipment consisted of the following:

	2006	2005
Furniture and fixtures	$455,575	$466,684
Computer and telephones	85,357	93,856
	$540,932	$560,540
Less accumulated depreciation	(499,231)	(473,016)
	$ 41,701	$ 87,524

Depreciation expense was $30,511 and $29,147 for the years ended December 31, 2006 and December 31, 2005, respectively.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2006 and 2005

Note 4 – Profit Sharing and 401(k) Plan

The Company adopted a qualified, trusteed, voluntary, contributory profit sharing plan effective January 1, 1980, and a 401(k) Plan covers substantially all employees who met specified age and service requirements.

The Company contributions to the Profit Sharing Plan for the years ended December 31, 2006 and December 31, 2005 were $27,363 and $570, respectively.

Note 5 – Federal and State Income Taxes and Net Operating Loss Carryforwards

Financial Accounting Standards No. 109, "Accounting for Income taxes" required that deferred income taxes be computed using the liability method under which deferred income tax assets and liabilities are computed based on differences between the financial statement and tax bases of assets and liabilities.

The Company's total deferred tax assets at December 31, 2006 and December 31, 2005 are as follows:

	2006	2005
Total deferred tax asset/(liability)	$9,306	$10,507

Those amounts have been presented in the Company's financial statements as follows:

Non current deferred tax asset/(liability)	$9,306	$10,507
Total deferred tax assets/(liability)	$9,306	$10,507

The income tax expense differs from the expense that would result from applying statutory rates to income before income taxes, because certain revenues and expenses are reported in the income statement in periods that differ from those in which they are subject to taxation.

The principal differences in timing between the income statement and taxable income involve depreciation expenses recorded on the straight-line method in the income statement and by accelerated methods for tax purposes.

The principal difference between state and federal tax (expense)/benefit is due to municipal bond interest that is non-taxable for federal income tax purposes, totaling approximately $184,000.

The Company has loss carryforwards totaling $609,951 that may be offset against future taxable income. If not used, the carryforwards will expire as follows:

Year	Operating Losses
2025	$ 32,147
2026	577,804
	$609,951

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2006

Note 5 - continued

Income tax benefit consists of the following:

	2006	2005
Current tax (expense)/benefit		
Federal	$ 38,258	$142,373
State	(8,125)	(8,526)
Deferred income tax (expense)/benefit		
Federal	$ (1,203)	$ (783)
State	--	--
Total income tax (expense)/benefit	$ 28,930	$133,064

Note 6 – Commitments

At December 31, 2006, rent expense was $145,176.

Minimum lease payments due under these leases for the next five years are as follows:

2007	$106,420
2008	99,369
2009	101,016
2010	102,663
2011	69,174
Total	$478,642

Note 7 – Net Capital Requirements

The Company is subject to the Security and Exchange Commission's uniform net capital rule (Rule 15c3-1), which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness, as defined shall not exceed 15 to 1. The Company had net capital and net capital requirements under these provisions as follows:

	2006
Net Capital	$924,332
Net Capital Requirement	100,000
Net Capital Ratio	9 To 1

Note 8 – Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70%. The Company's debt to debt/equity ratio was 0% at December 31, 2006 and December 31, 2005, computed as follows:

	2006	2005
Equity	$1,491 386	$2,004,650
Debt and other subordinated notes	--	--
Total debt/equity	$1,491,386	$2,004,650
Debt to debt/equity ratio	0%	0%

Note 9 – Stock Option Plan

In 1996, the Company's stockholders approved a stock option plan that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the plan, options granted may be either incentive stock options, meeting the requirements of Section 422 of the Internal Revenue Code, or non-statutory options, which are not intended to meet the requirements of Section 422 of the Code.

The plan currently reserves 200,000 shares of common stock for grant and provides that the term of each award be determined by the Board of Directors charged with administering the plan. The exercise price, determined by the Board of Directors, for incentive stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant, and non-statutory stock options, shall not be less than 100% of such fair market value. The plan has vesting requirements. At December 31, 2005, 35,000 shares were exercised.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2006 and 2005

Note 10 – Capital Structure

At December 31, 2005, the Company had 1,300,000 shares of $.01 par value common stock, authorized, 960,134 shares issued and 805,134 outstanding respectively. Common shares are voting and dividends are paid at the discretion of the Board of Directors. No dividends were paid in 2006 and 2005.

All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a market-value price.

At December 31, 2005, the Company had 330,221 shares of $1.00 par value, 7 ½% preferred stock outstanding. The Company paid dividends of $23,115, and $23,115 for the years ended December 31, 2005 and December 31, 2006 respectively.

Note 11 – Prior Period Adjustment

For the years ended December 31, 2004 and 2003, the Company understated tax-exempt municipal bond interest on its federal income tax returns, resulting in an overpayment of federal income taxes of $91,447 in 2004 and $53,796 in 2003.

Note 12 – Related Parties

In 2006, certain parties of Corby Capital Markets, along with others, formed Corby Asset Management, LLC. Corby Capital management provides investment strategies and advice to clients.

At December 31, 2006, amounts due from Corby Asset Management are as follows:

Note receivables	$ 100,000
Commission receivables	60,000
Due from Corby Asset Management, LLC	$ 160,000

Note 13 – Office Closure

In July 2006, the Company closed its Connecticut location. Office Closure expense includes office and equipment lease termination costs, Bloomberg subscription buyouts, legal costs, employee severance and other related fees.

Office closure expense	$ 146,894
Loss on asset disposal	14,313
	$ 161,207

CORBY CAPITAL MARKETS, INC.
Schedule I
For the Year Ended December 31, 2006

		2006
Statement of Other Expenses		
Advertising	$	10,544
Automobile lease		13,169
Blanket bond		1,981
Contributions		10,150
Courier		4,657
Depreciation		30,511
Health insurance		74,934
Insurance		27,789
Legal and professional fees		340,164
Licenses and taxes		2,201
Maintenance and repairs		42,723
Office expense		4,146
Office closure expense		146,894
Payroll taxes		105,916
Postage		2,566
Printing		2,827
Professional development		9,458
Rent		105,622
401 (k) and profit sharing plan fees		27,362
Supplies		1,374
Travel and entertainment		89,757
Utilities		5,831
Total Other Expenses	$	1,060,576

See auditor's report

CORBY CAPITAL MARKETS, INC.
Schedule II
December 31, 2006

		2006
Computation of Net Capital Requirements Pursuant to SEC Rule 15c3-1		
Capital and allowable subordinated liabilities:		
Common stock	$	9,601
Additional paid in capital		983,950
Treasury stock		(298,200)
Retained earnings		465,814
Preferred stock		330,221
Total capital and subordinated liabilities		1,491,386
Unallowable assets:		
Property and equipment		41,701
Deferred income taxes		141,904
Due from related party		160,000
Accrued interest receivable		43,025
Reserve release withheld		3,746
Prepaid expenses		58,485
Security haircuts		118,193
Total unallowable assets		567,054
Net Capital	$	924,332

See auditors' report

CORBY CAPITAL MARKETS, INC.
Schedule III
December 31, 2006

		2006
Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital		
Unaudited net capital at December 31, 2006	$	1,139,281
Net audit adjustments affecting capital:		
1. To adjust prepaids, equipment and other assets		(227,005)
2. To adjust accounts payable, accrued expenses income taxes payable, and other liabilities		200,711
3. To adjust for changes in unallowable assets		(188,655)
Audited net capital at December 31, 2006	$	924,332

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Corby Capital Markets, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Corby Capital Markets, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

(continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dunn + Horton, P.C.

Westwood, Massachusetts
March 21, 2007

END